L'ORÉAL



L'OREAL
International Financial Information Department

5th May, 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

Re: L'Oréal -- File No. 82-735

Ladies and Gentlemen:

L'Oréal hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Announcement in the BALO of 5th May, 2003
Notice to attend 2003

Very truly yours,

The International Financial
Information Director



François ARCHAMBAULT

de ces personnes, le droit préférentiel de souscription aux actions qui pourront être émises en vertu de la présente autorisation.

Conformément à l'article L. 443-5 du Code du travail, le prix de cession est fixé d'après les cours de bourse. Le prix de souscription ne peut être :

— Ni supérieur à la moyenne des cours cotés aux vingt séances de bourse précédant le jour de la décision fixant la date d'ouverture de la souscription ;

— Ni inférieur de plus de 20 % à cette moyenne (ou de 30 % dans le cas où un plan partenarial d'épargne salariale volontaire mis en place en application de l'article L. 443-1-2 du Code du travail).

L'assemblée générale confère tous pouvoirs au conseil d'administration pour informer les salariés de la société, procéder à la création du plan d'épargne entreprise, fixer les conditions de souscription des actions réservées aux salariés, clore par anticipation la souscription dès que toutes les actions auront été souscrites, recueillir les souscriptions, recevoir les versements de libération, effectuer le dépôt des fonds dans les conditions légales, s'il y a lieu prendre toutes mesures utiles et remplir toutes formalités nécessaires pour parvenir à la réalisation définitive de l'augmentation de capital décidée.

Douzième résolution. — Tous pouvoirs sont donnés au porteur d'une copie ou d'un extrait du procès-verbal de la présente assemblée pour procéder à toutes les publications et formalités requises par la loi et les règlements.

———

Pour assister ou se faire représenter à cette assemblée, les actionnaires devront avoir leurs actions inscrites en compte cinq jours au moins avant la date fixée pour la réunion et produire une attestation d'inscription dans ce délai.

De même, pour assister ou se faire représenter à cette assemblée, les propriétaires d'actions au porteur devront, dans ce même délai de cinq jours, faire adresser au siège social, par l'intermédiaire habilité chez lequel leurs titres sont inscrits en compte, un certificat constatant l'indisponibilité de leurs titres jusqu'à la date de l'assemblée.

Les actionnaires qui désireraient voter par correspondance dans le cadre de la présente assemblée pourront le faire en utilisant à cet effet le formulaire que le conseil d'administration leur adressera sur leur demande. Les bulletins de vote par correspondance devront parvenir au siège social de la société trois jours au moins avant la date de l'assemblée.

Une formule mixte de vote par correspondance ou par procuration sera adressée à tous les actionnaires inscrits au nominatif. Les titulaires d'actions au porteur désirant se faire représenter ou voter par correspondance peuvent se procurer le formulaire de vote au siège social de la banque. La demande doit être adressée par lettre recommandée avec avis de réception et parvenir dix jours au moins avant la date de l'assemblée.

Les actionnaires remplissants les conditions prévues à l'article 128 du décret 67-236 du 23 mars 1967 disposent d'un délai de dix jours à compter de la publication du présent avis pour demander l'inscription de projet de résolution à l'ordre du jour de l'assemblée.

Ils devront préalablement justifier de la possession de la représentation du capital exigé par l'inscription en compte de leurs titres.

Le présent avis de réunion vaudra avis de convocation sous réserve qu'aucune modification ne soit apportée à l'ordre du jour du fait de demandes d'inscription de projet de résolution présenté par les actionnaires.

41904

L'OREAL

Société anonyme au capital de 135 212 432 €.
Siège administratif : 41, rue Martre, 92117 Clichy.
Siège social : 14, rue Royale, 75008 Paris.
632 012 100 R.C.S. Paris.

AVIS DE CONVOCATION À L'ASSEMBLÉE GÉNÉRALE MIXTE

A la suite de l'avis de réunion paru au *Bulletin des Annonces légales obligatoires* le vendredi 4 avril 2003, Mmes et MM. les actionnaires de L'Oréal sont convoqués en assemblée générale mixte au siège de l'Unesco au 125, avenue de Suffren, 75007 Paris, le jeudi 22 mai 2003 à 10 h 15, à l'effet de délibérer sur l'ordre du jour suivant :

Ordre du jour.

— Approbation des comptes sociaux de l'exercice 2002, et quitus donné au conseil d'administration ;
— Approbation des comptes consolidés de l'exercice 2002 ;
— Affectation des bénéfices de l'exercice 2002 ;
— Fixation du dividende afférant à l'exercice 2002 ;
— Approbation des conventions réglementées ;
— Renouvellement du mandat d'administrateur de Mme Liliane Bettencourt ;
— Autorisation donnée au conseil d'administration d'acheter les actions de la société ;
— Autorisation donnée au conseil d'administration de consentir des options d'achat d'actions de la société L'Oréal ;
— Autorisation donnée au conseil d'administration de consentir des options de souscription d'actions de la société L'Oréal ;
— Annulation des actions acquises par la société ;
— Autorisation donnée au conseil d'administration d'augmenter le capital social au profit des salariés ;
— Pouvoirs pour formalités.

MODALITÉS D'INSCRIPTION À L'ASSEMBLÉE GÉNÉRALE

1°) Si vous souhaitez assister à l'assemblée générale de L'Oréal. — Seul l'actionnaire ayant préalablement justifié de sa qualité a accès à l'assemblée mais il ne peut s'y faire accompagner. Il doit, le cas échéant, être muni d'une carte d'admission et d'une pièce d'identité.

— L'actionnaire au nominatif est convoqué directement par la société par courrier.

Pour recevoir sa carte d'admission, il doit s'inscrire au moins cinq jours avant la date de la tenue de l'assemblée dans les comptes de la BNP Paribas, gestionnaire du service des titres l'Oréal.

— L'actionnaire au porteur est convoqué par le biais de son intermédiaire financier.

Pour recevoir sa carte d'admission, il doit, quant à lui, cinq jours au plus tard avant la tenue de l'assemblée, demander à son intermédiaire financier une attestation constatant l'indisponibilité de ses titres jusqu'à cette date, et la déposer dans les mêmes délais aux adresses indiquées ci-après.

Afin de faciliter votre accueil, il est recommandé de vous présenter aux guichets de l'assemblée générale mixte à l'Unesco dès 9 h 30.

2°) Si vous ne pouvez pas assister à l'assemblée générale de l'Oréal. — L'actionnaire ne pouvant être présent à l'assemblée peut également exprimer sont vote. Il a la possibilité entre se faire représenter par un autre actionnaire ou son conjoint, voter par correspondance ou adresser son pouvoir au président.

Pour cela, il doit retourner à la BNP Paribas, trois jours au moins avant la tenue de l'assemblée, le formulaire de vote par correspondance ou par procuration qui lui a été adressé soit directement à son domicile s'il est inscrit au nominatif, soit sur demande s'il est actionnaire au porteur.

3°) L'attestation ainsi que le formulaire devront être adressés par les intermédiaires aux sièges, succursales et agences des établissements suivants :

— BNP Paribas, 16, boulevard des Italiens, 75009 Paris ;
— Crédit lyonnais, 19 boulevard des Italiens, 75009 Paris ;
— Société générale, 50, boulevard Haussmann, 75009 Paris ;
— Crédit agricole Indosuez, 9, quai du prédisent Paul Doumer, 92920 Paris-La Défense.

Il est rappelé conformément à la loi que :

— toute demande de formulaire devra, pour être honorée, avoir été reçue au siège administratif de L'Oréal (direction de l'information financière internationale) ou à BNP Paribas Securities Services, service des titres de L'Oréal, au 75450 Paris Cedex 09, ou aux Collines de l'Arche, GIS-Emetteurs assemblées, 92057 Paris-La Défense Cedex, six jours au moins avant la date de réunion ;

— le formulaire dûment rempli devra parvenir au siège administratif de l'Oréal ou au service des titres de BNP Paribas Securities Services, trois jours au moins avant la date de la réunion ;

— les propriétaires d'actions au porteur devront joindre au formulaire une attestation établie par l'établissement financier dépositaire de ces actions justifiant leur immobilisation ;

— l'actionnaire ayant voté par correspondance n'aura plus la possibilité de participer directement à l'assemblée ou de s'y faire représenter

Le conseil d'administration.

41155

QUANTEL

Société anonyme au capital de 5 540 754 €.
Siège social : 17, avenue de l'Atlantique, ZA de Courtaboeuf, B.P. 23, 91941 Les Ulis.
970 202 719 R.C.S. Corbeil.

AVIS DE RÉUNION VALANT AVIS DE CONVOCATION

MM. les actionnaires sont informés qu'ils sont convoqués le jeudi 5 juin 2003 à 16 heures au siège social en assemblée générale mixte qui se réunira à l'effet de délibérer sur l'ordre du jour suivant :

I. – De la compétence de l'assemblée générale ordinaire.

— Présentation par le conseil d'administration du rapport de gestion et du rapport sur l'activité du groupe ;
— Lecture des rapports des commissaires aux comptes sur les comptes annuels de l'exercice clos le 31 décembre 2002, sur les comptes consolidés de l'exercice clos le 31 décembre 2002 et sur les conventions visées à l'article L. 225-38 du Code de commerce ;
— Approbation des comptes annuels de l'exercice clos le 31 décembre 2002 ; quitus aux administrateurs ;
— Affectation du résultat de l'exercice ;
— Approbation des comptes consolidés de l'exercice clos le 31 décembre 2002 ;
— Attribution des jetons de présence au conseil d'administration ;
— Autorisation à conférer au conseil d'administration à l'effet de procéder à des rachats d'actions propres ;
— Délégation au conseil d'administration à l'effet d'émettre des obligations et titres assimilés ;
— Renouvellement du mandat d'administrateurs venant à expiration ;
— Renouvellement du mandat de commissaires aux comptes venant à expiration ;

L'ORÉAL
Incorporated in France as a "Société Anonyme"
with registered capital of €135,212,432
Headquarters: 41 rue Martre, 92117 Clichy, France
Registered office: 14 rue Royale, 75008 Paris, France
632 012 100 R.C.S. Paris

Notice to attend the 2003 Annual General Meeting

Following the notice of meeting published in the *Bullentin des Annonces Légales Obligatoires* on Friday, 4th April 2003, L'ORÉAL shareholders are hereby given notice to attend the Annual General Meeting of shareholders to be held at the headquarters of UNESCO at 125, avenue de Suffren, 75007 Paris, France, on Thursday 22nd May 2003 at 10.15am, in order to deliberate on the following agenda:

Agenda:

- Approval of the 2002 parent company financial statements and approval of all actions by the Board of Directors
- Approval of the 2002 consolidated financial statements
- Allocation of the company's income for 2002
- Declaration of the dividend for 2002
- Approval for regulated agreements
- Renewal of the tenure as director of Mrs Liliane BETTENCOURT
- Authorisation given to the Board of Directors to buy the company's shares
- Authorisation given to the Board of Directors to grant options for the purchase of L'Oréal shares
- Authorisation given to the Board of Directors to grant options for the subscription of L'Oréal shares
- Cancellation of shares acquired by the company
- Authorisation given to the Board of Directors to increase the share capital for the benefit of employees
- Powers for formalities

Conditions of registration for the Annual General Meeting:

1) If you wish to attend the L'Oréal Annual General Meeting

Only shareholders having first provided proof of their shareholder status will be admitted to the AGM, and no shareholder may be accompanied when attending the AGM. The shareholder must have in his possession an entrance card and a document proving his identity.

- Holders of registered shares are given notice to attend directly by the company by mail. To receive the entrance card, the registered shareholder must be a shareholder of record on the register of BNP Paribas, the Manager of the L'Oréal securities Services, at least five days before the AGM.

- Holders of bearer shares are given notice to attend by the custodian of their shares. To receive an entrance card, the holder must, no later than five days before the Annual General Meeting, obtain a certificate issued by the custodian of his shares to the effect that the said shares are placed in a blocked account until the date of the Annual General Meeting. The certificate must then be deposited within the same time limit at the addresses indicated below. To facilitate access, you are advised to arrive at the Annual General Meeting reception desk at UNESCO headquarters by 9.30 a.m.

2) If you are unable to attend the L'Oréal Annual General Meeting

A shareholder unable to attend the AGM may cast his vote. He may choose from the following possibilities: to be represented by another shareholder or by his spouse, to cast a postal vote, or to send a proxy form to the Chairman.

To do so, he must return to BNP Paribas, at least three days before the AGM, the postal vote form or proxy form sent to him either directly (if he is a registered shareholder) or at his request (if he is a bearer shareholder).

3) The certificate and the proxy form must be sent by the custodian to the following financial institutions:

- BNP PARIBAS, 16 boulevard des Italiens, 75009 Paris, France,
- CREDIT LYONNAIS, 19 boulevard des Italiens, 75009 Paris, France,
- SOCIETE GENERALE, 50 boulevard Haussmann, 75009 Paris, France,
- CREDIT AGRICOLE INDOSUEZ, 9 quai du Président Paul Doumer, 92920 Paris-la-Défense, France.

It is hereby stated, in accordance with legal requirements, that:

- Requests for forms must be received by L'Oréal headquarters (International Financial Information Department) or by BNP Paribas Securities Services, Service des Titres de L'Oréal, at 75450 Paris Cedex 09 or at Collines de l'Arche, GIS-Emetteurs Assemblées, 92057 Paris la Défense Cedex, no later than six days before the AGM;
- The duly completed form must be received at L'Oréal headquarters or at BNP Paribas Securities Services, Service des Titres, no later than three days before the AGM;
- Holders of bearer shares must enclose with the form a certificate issued by the financial institution which is the custodian of the shares, proving that they are in a blocked account;
- Shareholders having voted by mail will not have the possibility of participating directly in the Meeting or of having a representative attend the Meeting.

L'ORÉAL

ncorporated in France as a "Société Anonyme"
vith registered capital of € 135.212.432
632 012 100 RCS Paris

Headquarters:
41, rue Martre
92117 Clichy – France
el.: +33 1 47 56 70 00
ax: +33 1 47 56 80 02

Registered Office:
14, rue Royale
75008 Paris – France

http://www.loreal.com
http://www.loreal-finance.com



03 MAY -3
L'ORÉAL
Notice to attend
2003

ENTS
Directors
ment Committee

ory memorandum
inary
l Meeting
aordinary
l Meeting

olutions submitted
val to the Annual
Meeting on
22nd May 2003
solutions within
hority of the
y General Meeting
solutions
he authority
xtraordinary
l Meeting
solution within
hority of the
y and Extraordinary
l Meeting
financial summary
ns of registration
nnual
Meeting

idated

million

ofit before
l gains and
and after
y interests
illion

nd
he Annual General
nd May 2003

Board of Directors

Lindsay Owen-Jones
Chairman and Chief Executive Officer

Jean-Pierre Meyers
Director
Vice-Chairman of the Board
Member of the Audit Committee

Liliane Bettencourt
Director
Chairman of the Management and Remuneration Committee

Françoise Bettencourt Meyers
Director

Peter Brabeck-Letmathe
Director

Francisco Castañer Basco
Director
Member of the Audit Committee

François Dalle
Director

Jean-Louis Dumas
Director

Xavier Fontanet
Director

Rainer E. Gut
Director
Member of the Management and Remuneration Committee

Marc Ladreit de Lacharrière
Director

Olivier Lecerf
Director
Chairman of the Audit Committee

Franck Riboud
Director

Edouard de Royère
Director
Member of the Management and Remuneration Committee

Michel Somnolet
Director

Management Committee

Lindsay Owen-Jones
Chairman and Chief Executive Officer

Béatrice Dautresme
Executive Vice-President
Strategic Business Development

Giorgio Galli
Executive Vice-President
Corporate Communications and External Affairs

Jean-François Grollier
Executive Vice-President
Research and Development

Marcel Lafforgue
Executive Vice-President
Production and Technology

Jean-Jacques Lebel
President
Professional Products

Christian Mulliez [1]
Executive Vice-President
Administration and Finance

Patrick Rabain
President
Consumer Products

François Vachey
Executive Vice-President
Human Resources

Gilles Weil
President
Luxury Products

Auditors

Pierre Coll
Etienne Jacquemin

Substitutes

Etienne Boris
Jean-Paul Picard

(1) Succeeded Michel Somnolet on 1st January 2003.

L'Oréal shareholders are hereby given notice to attend the Annual General Meeting of shareholders to be held **at the headquarters of Unesco at 125, avenue de Suffren, 75007 Paris, France, on Thursday, 22nd May 2003 at 10.15 am,** in order to deliberate on the following agenda and give a ruling on the draft resolutions indicated below, presented by the Board of Directors on the basis of the following explanatory memorandum:

Explanatory memorandum

The Board of Directors of L'Oréal, which met on Tuesday, 25th March 2003, gave notice that the Annual General Meeting of shareholders will be held at the headquarters of Unesco at 125, avenue de Suffren, 75007 Paris, France, on Thursday, 22nd May 2003 at 10.15 am. The Meeting will consist of two parts.

The Ordinary General Meeting

The object of the Meeting is to submit to the shareholders for approval the reports and the annual consolidated and parent company financial statements for 2002, to approve all the actions taken by the Board of Directors, to propose the allocation of income, to declare the dividend at an increased level with a payment date which has again been brought forward and to approve the agreements covered by the French Commercial Code.

This year, the Board of Directors is proposing to the Meeting a substantially increased dividend. The dividend would be €0.64 with a tax credit of €0.32, representing an increase of 18.5%, and will be paid from Tuesday, 27th May 2003.

The renewal of the terms of office of Mrs Liliane Bettencourt will also be proposed.

The Meeting will finally be asked to renew the authorisation given to the company to buy back treasury shares in accordance with the memorandum submitted to the *Commission des Opérations de Bourse* for approval, published in the press and on the L'Oréal Internet site, and available from L'Oréal.

The Extraordinary General Meeting

The following resolutions will also be submitted to the Annual General Meeting for approval:

- the authorisation given to the Board of Directors to grant options for the purchase of L'Oréal shares;
- the authorisation given to the Board of Directors to grant options for the subscription of L'Oréal shares;
- the cancellation of shares acquired by the company;
- the authorisation given to the Board of Directors to increase the share capital for the benefit of employees.

Agenda

- Approval of the 2002 parent company financial statements and approval of all actions by the Board of Directors.
- Approval of the 2002 consolidated financial statements.
- Allocation of the company's income for 2002.
- Declaration of the dividend for 2002.
- Approval for regulated agreements.
- Renewal of the tenure as director of Mrs Liliane Bettencourt.
- Authorisation given to the Board of Directors to buy the company's shares.
- Authorisation given to the Board of Directors to grant options for the purchase of L'Oréal shares.
- Authorisation given to the Board of Directors to grant options for the subscription of L'Oréal shares.
- Cancellation of shares acquired by the company.
- Authorisation given to the Board of Directors to increase the share capital for the benefit of employees.
- Powers for formalities.

Draft resolutions

submitted for approval to the Annual General Meeting on Thursday, 22nd May 2003

Draft resolutions within the authority of the Ordinary General Meeting

■ First resolution

Approval of the 2002 parent company financial statements and approval of all actions by the Board of Directors

The Annual General Meeting (AGM), acting in accordance with the quorum and majority requirements for Ordinary General Meetings, and after hearing the Management Report of the Board of Directors and the reports of the Statutory Auditors for 2002, approves these reports in their entirety, and approves the annual parent

ımpany financial statements indicating a net profit of 1,014,294,475.43, compared with € 875,273,738.96 at [1] December 2001.

e AGM also approves various expenses and charges at are non-deductible from the taxable income and eport of which has been given.

uthorises the Board of Directors to commit expenses this nature for the year 2003.

e AGM, acting in accordance with the quorum and ajority requirements for Ordinary General Meetings, ly approves all the actions taken by the directors who ve held office in 2002.

Second resolution

proval of the 2002 consolidated financial tements

e Annual General Meeting (AGM), acting in accorınce with the quorum and majority requirements for dinary General Meetings, and after hearing the anagement Report of the Board of Directors and e reports of the Statutory Auditors for 2002, approves ese reports in their entirety, and approves the annual nsolidated financial statements for 2002 as closed by e Board of Directors and presented to the AGM.

Third resolution

ocation of the company's income for 2002

e AGM, acting in accordance with the quorum and ajority requirements for Ordinary General Meetings, d on the proposal of the Board of Directors, decides appropriate the income for 2002, amounting to ,014,294,475.43, as follows:

No allocation to the legal reserve, *which already represents one tenth* of the share capital —

o the "Special reserve of long-term net capital gains" € 234,247,825.00

% of the fully paid-up capital, e the entire capital, as first dividend € 6,760,621.60

he balance amounting to € 773,286,028.83

- to which is added a deduction from the "Special reserve of long-term net capital gains" item amounting to € 250,677,242.00
- leaving a disposable balance of € 1,023,963,270.83
- an amount of € 425,919,160.80 *will be allocated to shareholders* as superdividend
- an amount of € 44,500,000.00 will be used to pay withholding tax
- the balance of € 553,544,110.03 will be allocated to the "Other reserves" account.

■ Fourth resolution

Declaration of the dividend for 2002

The AGM, acting in accordance with the quorum and majority requirements for Ordinary General Meetings, declares the net dividend to be paid for each share as follows:

- Dividend allocated for 2002 € 432,679,782.40
- That is a dividend paid per share of € 0.64
- Tax already paid (tax credit) € 0.32

The AGM decides that the dividend for 2002 will be paid on Tuesday, 27th May 2003:

- for registered shares recorded on the company's *share register directly by Banque Nationale de Paris* in its capacity as an authorised agent, in accordance with the method of payment specified by the holders;
- for registered shares held in an administered account, and for bearer shares, by the authorised custodians to whom the management of these shares has been entrusted.

The income corresponding to the dividends not paid because the company holds some of treasury shares will be allocated to the "Ordinary reserve" account.

The AGM notes that the net dividends (in euros) paid for the last three years, and the corresponding tax credits, were as follows and relate to shares with a par value of € 2 in 1999 and € 0.20 in 2000 and 2001, after the one-*for-ten stock split:*

ar	Number of shares	Net dividend (in euros)	Tax already paid (tax credit in euros)	Total (in euros)
99	67,606,216	3.40	1.70	5.10
00	676,062,160	0.44	0.22	0.66
01	676,062,160	0.54	0.27	0.81

■ Fifth resolution

Approval for regulated agreements

The AGM acknowledges that it has been presented with the findings of the report made by the Statutory Auditors in accordance with article L. 225-40 of the French Commercial Code. Acting in accordance with the quorum and majority requirements for Ordinary General Meetings, the AGM approves the said agreements.

■ Sixth resolution

Renewal of the tenure as director of Mrs Liliane Bettencourt

The AGM, acting in accordance with the quorum and majority requirements for Ordinary General Meetings, and in accordance with the provisions of article 8 of the articles of association, renews the tenure as director of Mrs Liliane Bettencourt for a statutory period of 4 years.

The tenure as director of Mrs Liliane Bettencourt will expire at the end of the Ordinary General Meeting to be held in 2007 *to review the financial statements for the* year ending 31st December 2006.

■ Seventh resolution

Authorisation given to the Board of Directors to buy the company's shares

The AGM, acting in accordance with the quorum and majority requirements for Ordinary General Meetings, and having noted the report of the Board of Directors and the memorandum approved by the *Commission des Opérations de Bourse*, authorises the Board of Directors to trade in the company's shares on the Stock Exchange or otherwise, in accordance with the requirements of articles L. 225-209 et seq. of the French Commercial Code, and subject to the following conditions:

- the purchase price per share may not be greater than € 95;
- the selling price per share may not be less than € 45, unless the sale corresponds to the delivery of shares to the beneficiaries of stock options that have already been granted whose exercise price is lower than this amount;
- the number of shares to be bought by the company may not exceed 10% of the number of shares forming the capital as of today, that is 67,606,216 shares for a maximum amount of € 6.42 billion, it being stipulated that the company may at no time hold over 10% of its own capital.

In the event of any operations affecting the company's capital, particularly the increase of capital by incorporation of reserves and allocation of bonus shares, and in the event either of a stock split or of a reverse stock split, the amounts indicated above will be arithmetically adjusted in the proportion required by the variation in the total number of shares determined by the operation.

The operations carried out in application of this authori*sation may be carried out by any means, on the Stock* Exchange or otherwise, and in particular by transactions relating to blocks of shares or by the use of derivatives, in accordance with the regulations in force. All the buy-backs may take the form of transactions relating to blocks of shares.

Purchase, sale, exchange and transfer operations may also take place during public offering periods within the limits authorised by the laws and regulations in force.

This authorisation is intended to enable the company to use these shares for the following purposes:

- purchases in order to deliver shares to the beneficiaries of stock options granted by the Board of Directors, when the said options are exercised;
- purchases and sales depending on market situations;
- the purchase and holding of the shares acquired in order that they may be exchanged subsequently with third parties in connection with external growth operations, or with any subscribers of bonds which are redeemable in shares or exchangeable for shares, if the issue of such bonds was decided on by an Extraordinary General Meeting of the company;
- stabilisation of the share price by systematic intervention to correct a market trend.

Treasury shares held by the company may be cancelled by a reduction of capital up to the limits set by law, in application of the tenth resolution submitted for approval to this Annual General Meeting within the authority of the Extraordinary General Meeting.

This authorisation is granted for a maximum period of eighteen months, and in any case expires on the date of the Ordinary General Meeting called to review the financial statements for the year ending 31st December 2003.

The AGM confers to the Board of Directors all powers, *with the ability to delegate, to issue all stock market* orders, conclude all agreements, establish all documents, particularly for information purposes, carry out all formalities and make all declarations to all organisations and in general to take all actions that are necessary for the implementation of this resolution.

aft resolutions thin the authority the Extraordinary General Meeting

Eighth resolution

thorisation given to the Board of Directors grant options for the purchase of L'ORÉAL shares

e AGM, acting in accordance with the quorum and ajority requirements for Extraordinary General eetings, and after hearing the Management Report of e Board of Directors and the special report of the atutory Auditors, authorises the Board of Directors to ant options for the purchase of existing shares, for the nefit of executives of the company and French and eign subsidiaries connected to the company, as pro- ed for in article L. 225-180 of the French Commercial de.

e total number of share purchase options may not be ch that the total number of share purchase and sub- iption options represents a number of shares that is 6% eater than the number of shares forming the share pital at the time of use by the Board of Directors.

e AGM decides that the purchase price of the shares the beneficiaries will be set by the Board of Directors the day on which the options are granted. The price ay not be lower than 80% of the average of the ening prices on the twenty trading days preceding e day on which the options are granted, nor lower an 80% of the average purchase price of the shares d by the company in accordance with articles L. 225- 3 and L. 225-209 of the French Commercial Code.

e options must be exercised no later than twenty ars after the date on which they were granted, bject to the legal provisions in force at that date.

he company carries out, after the allocation of tions, financial transactions with an impact on the re capital, the Board of Directors will carry out an ustment of the price and number of shares forming object of options that have not yet been exercised, h that the total value of the options not yet exercised nains constant for each beneficiary.

AGM delegates all powers to the Board of Directors mplement this resolution, to determine, within the ts stipulated by laws or regulations, all the other terms d conditions relating to the allocation of the options d their exercise, and to provide for the possibility of nporary suspension of the exercise of options, if finan- transactions or share transactions are carried out.

authorisation is granted for a period of thirty-eight nths starting from today, that is until 22nd July 2006, d can be used on one or more occasions. It super- es the authorisation granted by the Extraordinary neral Meeting of 1st June 1999.

■ Ninth resolution

Authorisation given to the Board of Directors to grant options for the subscription of L'ORÉAL shares

The AGM, acting in accordance with the quorum and majority requirements for Extraordinary General Meetings, and after hearing the Management Report of the Board of Directors and the special report of the Statutory Auditors, authorises the Board of Directors to grant options for the subscription of shares in the company to be issued, for the benefit of executives of the company and its French and foreign subsidiaries connected to the company, as provided for in article L. 225-180 of the French Commercial Code.

The total number of share subscription options may not be such that:

- the total number of share purchase and subscription options represents a number of shares that is 6% greater than the number of shares forming the share capital at the time of use by the Board of Directors;
- the total number of share subscription options represents a number of shares that is 2% greater than the number of shares forming the share capital at the time of use by the Board of Directors.

The AGM decides that the subscription price of the shares by the beneficiaries will be determined on the day on which the options are granted by the Board of Directors; the price may not be lower than 80% of the average of the opening prices on the twenty trading days preceding the day on which the options are granted.

The options must be exercised no later than twenty years after the date on which they were granted, subject to the legal provisions in force at that date.

If the company carries out, after the allocation of options, financial transactions with an impact on the share capital, the Board of Directors will carry out an adjustment of the price and number of shares forming the object of options that have not yet been exercised, such that the total value of the options not yet exercised remains constant for each beneficiary.

The AGM notes that this authorisation includes, for the benefit of the beneficiaries of share subscription options, the express renunciation by the shareholders of their preferential subscription rights for shares that are issued as options are exercised.

The AGM delegates all powers to the Board of Directors to implement this resolution, to determine, within the limits stipulated by laws or regulations, all the other terms and conditions relating to the allocation of the options and their exercise, and to:

- provide for the possibility of temporarily suspending the exercise of options, if financial transactions or share transactions are carried out;
- apportion, if it considers it appropriate, the costs of increasing share capital to the amount of premiums relating to these increases, and deduct from this amount the sums necessary to make the legal reserve equal to one tenth of the new capital after each increase.

The capital increase resulting from the exercise of share subscription options will be considered to be definitive once the exercise of the option has been declared and once the corresponding sum has been paid in cash or by clearing debt claims.

At the first meeting following the fiscal year-end, the Board of Directors will note, if necessary, the number and amount of shares issued during the year, make the necessary changes to the articles of association, and carry out the announcement formalities.

This authorisation is given for a period of thirty-eight months starting from today, that is until 21st July 2006 and can be used on one or more occasions.

■ Tenth resolution

Cancellation of shares acquired by the company

The AGM, acting in accordance with the quorum and majority requirements for Extraordinary General Meetings, and after hearing the Management Report of the Board of Directors and the special report of the Statutory Auditors, authorises the Board of Directors, in accordance with article L. 225-209 of the French Commercial Code, to cancel on one or more occasions the shares held by the company in accordance with article L. 225-209 of the French Commercial Code, up to a limit of 10% of the existing share capital on the day of cancellation per period of 24 months.

All powers are conferred on the Board of Directors, with the possibility of delegation, to:

- carry out a capital reduction by cancellation of the shares,
- set the definitive amount of the capital reduction,
- determine the terms and conditions of the capital reduction and record its completion,
- apportion the difference between the book value of the cancelled shares and their par value on all available reserve and premium items,
- carry out the corresponding modification of the articles of association, and in general,
- take the necessary steps to implement this resolution.

This authorisation is given for a period of five years from the date of this AGM. It supersedes the authorisation given by the AGM of 1st June 1999.

■ Eleventh resolution

Authorisation given to the Board of Directors to increase the share capital for the benefit of employees

The AGM, acting in accordance with the quorum and majority requirements for Extraordinary General Meetings, and after hearing the Management Report of the Board of Directors and the special report of the Statutory Auditors, and acting in accordance with articles L. 225-129 VII and L. 225-138 of the French Commercial Code and articles L. 443-1 et seq. of the French Labour Code:

- authorises the Board of Directors to carry out, on one or more occasions, on its own resolutions, in the proportions and at the times it sees fit, the issue of shares reserved for employees (or former employees) of the company or of the companies connected to it in accordance with article L. 225-180 of the French Commercial Code who are members of a company savings scheme and of any mutual fund through which the shares thus issued are subscribed by them;
- decides to cancel the preferential right of shareholders to the subscription of the shares issued by virtue of this authorisation, for the benefit of employees (or former employees) of the company or of the companies connected to it in accordance with article L. 225-180 of the French Commercial Code who are members of a company savings scheme and of any mutual fund through which the shares thus issued are subscribed by them;
- sets the period of validity of this delegation at five years from the date of this AGM;
- decides to set at 1% of the existing share capital at the date of this AGM the capital increase that could thus be exercised, that is an increase of share capital of a maximum nominal amount of € 1,352,124.32 by the issue of 6,760,621 new shares;
- decides that the price of the shares subscribed by the beneficiaries mentioned above, in application of this delegation, will be set in accordance with article L. 443-5 of the French Labour Code;
- decides that the Board of Directors will have all powers to implement this delegation subject to the limits and conditions stated above, particularly in order to:
  - set the conditions that must be complied with by the employees (or former employees) wishing to subscribe, individually or through a mutual fund, to the shares issued by virtue of this delegation,
  - set the conditions of the issue,
  - draw up the list of companies whose employees may benefit from the issue,
  - decide on the amount to be issued, the issue price, and the dates, terms and conditions of each issue,

- set the period that allows members to exercise their shares,
- set the date, even retroactive, from which the beneficiary is entitled to receive dividends,
- record or have recorded the completion of the capital increase in the amount of the shares that have in fact been subscribed, or decide to heighten the amount of the said increase so that all subscription requests can be complied with,
- apportion, where necessary, the expenses, charges and fees generated by such issues on the issue premium amount, and deduct, where necessary, from the issue premium amounts the necessary sums to allocate them to the legal reserve, and thus make the legal reserve equal to the level required by the laws and regulations in force.

in general to carry out all actions and formalities, to take all decisions and conclude all agreements that are useful or necessary (i) to ensure the successful completion of the issues carried out by virtue of this delegation and, in particular, for the issue, subscription, delivery, ranking, listing, negotiability and financial service of the new shares and the exercise of the rights attached to them, and (ii) to record the final completion of the capital increase(s) carried out by virtue of this delegation and correspondingly modify the articles of association.

Draft resolution within the authority of the Ordinary and Extraordinary General Meeting

■ Twelfth resolution

Powers for formalities

The AGM gives all powers to a bearer of a copy or extract of this report to carry out all legal or administrative formalities, and to carry out all registrations and announcements stipulated by the laws in force.

The Board of Directors of L'Oréal

5-Year Financial Summary

L'Oréal parent company (excluding subsidiaries)

€ millions (except for earnings per share, EPS, in euros)	1998	1999	2000	2001	2002
I. Financial position at end of financial year					
a) Share capital	103.1	135.2	135.2	135.2	135.2
b) Number of shares and investment certificates issued	67,606,216	67,606,216	676,062,160(1)	676,062,160	676,062,160
c) Number of convertible bonds	0	0	0	0	0
II. Overall result of operations					
a) Net sales	1,083.5	1,148.0	1,269.7	1,481.8	1,609.3
b) Pre-tax profit before depreciation, provisions and reversals of provisions (including provisions for investment and profit-sharing provision)	663.6	727.3	808.3	1,064.5	1,330.4
c) Corporate tax	48.3	57.1	59.2	81.1	57.3
d) Net profit	549.0	494.2	602.8	875.3	1,014.3
e) Amount of profits distributed	190.7	229.9	297.5	365.1	432.7
III. Result of operations per share or investment certificate					
a) Profit after tax and profit-sharing but before depreciation and provisions	8.94	9.77	1.09	1.44	1.87
b) Net profit	8.12	7.31	0.89	1.29	1.50
c) Dividend paid on each share and investment certificate (not including tax credit)	2.82(2)	3.40	0.44	0.54	0.64
IV. Personnel					
a) Number of employees	4,595	4,708	5,135	5,397	5,627
b) Total salaries	218.1	229.7	251.3	282.1	311.2
c) Amount paid for welfare benefits (Social security, provident schemes, etc.)	84.9	89.4	100.0	110.1	121.2

(1) The share capital comprises 676,062,160 shares with a par value of € 0.2, following the ten-for-one share split decided on by the Extraordinary General Meeting of 30th May 2000.

(2) The dividend was FF 18.5 in 1998.

onditions of registration r the Annual General eeting

ou wish to attend e L'ORÉAL Annual General Meeting

y shareholders having first provided proof of their eholder status will be admitted to the AGM, and no reholder may be accompanied by a non-share- ders when attending the AGM. The shareholder must e in his possession an entrance card and a docu- nt proving his identity.

olders of registered shares are given notice to ttend directly by the company by mail.

eceive the entrance card, the registered shareholder st be a shareholder of record on the register of Paribas, the Manager of the L'ORÉAL Securities vices, at least five days before the AGM.

olders of bearer shares are given notice to attend y the custodian of their shares.

eceive an entrance card, the holder must, no later n five days before the Annual General Meeting, ain a certificate issued by the custodian of his shares he effect that the said shares are placed in a cked account until the date of the Annual General eting. The certificate must then be deposited within same time limit at the addresses indicated below.

acilitate access, you are advised to arrive at the ual General Meeting reception desk at UNESCO dquarters by 9.30 am.

ou are unable to attend L'ORÉAL Annual General Meeting

areholder unable to attend the AGM may cast his . He may choose from the following possibilities: to epresented by another shareholder or by his spouse, ast a postal vote, or to send a proxy form to the irman.

o so, he must return to BNP Paribas, at least three before the AGM, the postal vote form or proxy form to him either directly (if he is a registered share- er) or at his request (if he is a bearer shareholder).

The certificate and the proxy form must be sent by the custodian to the following financial institutions:

BNP Paribas, 16, boulevard des Italiens,
75009 Paris, France;

Crédit Lyonnais, 19, boulevard des Italiens,
75009 Paris, France;

Société Générale, 50, boulevard Haussmann,
75009 Paris France;

Crédit Agricole Indosuez,
9, quai du Président-Paul-Doumer,
92920 Paris-la-Défense, France.

It is hereby stated, in accordance with legal requirements, that:

- requests for forms must be received by L'ORÉAL headquarters (International Financial Information Department) or by BNP Paribas Securities Services, Service des Titres de L'ORÉAL at 75450 Paris Cedex 09 or at Collines de l'Arche, GIS-Emetteurs Assemblées, 92057 Paris-la-Défense Cedex, no later than six days before the AGM;
- the duly completed form must be received at L'ORÉAL headquarters or at BNP Paribas Securities Services, Service des Titres, no later than three days before the AGM;
- holders of bearer shares must enclose with the form a certificate issued by the financial institution which is the custodian of the shares, proving that they are in a blocked account;
- shareholders having voted by mail will not have the possibility of participating directly in the Meeting or of having a representative attend the Meeting;
- requests for inclusion of proposed resolutions in the agendas by shareholders fulfilling the conditions stipulated in article 128 of the decree of 23rd March 1967 must, in accordance with legal requirements, be sent to the registered office, by registered letter with proof of delivery, within a period of ten days from the publication of this notice.